June 25, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Crown Auto Holdings, Inc., a Nevada corporation (the “Company”)

Registration Statement on Form S-1, filed January 10, 2011, and declared effective February 29, 2012 (the “Registration Statement”)

Application to Withdraw Registration Statement

SEC File No. 333-171624

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities and Exchange Commission (the “Commission”), the Company hereby requests that the Commission consent to the withdrawal of the above-referenced Registration Statement, together with all exhibits thereto.

The Company has determined to remain a privately-held company.

For the foregoing reasons, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement, effective as of today’s date or the earliest practicable date thereafter.  Please provide a copy of the Order to Leonard W. Burningham, Esq. via e-mail at lwb@burninglaw.com or by fax at 801-355-7126.  You may also contact Mr. Burningham by telephone at 801-363-7411.

On behalf of the Company, I confirm that the Registration Statement has been declared effective and that, to my knowledge, no securities were sold under the Registration Statement.

Thank you.

Crown Auto Holdings, Inc..

By /s/Jim Katsanevas

      Jim Katsanevas, President,

      CFO and Sole Director